

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2025

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

> **Re: Delixy Holdings Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed February 20, 2025**
> **File No. 333-283248**

Dear Dongjian Xie:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed February 20, 2025
Risk Factors
Risks Related to Our Securities and This Offering
The sale or availability for sale of substantial amounts of our Ordinary Shares..., page 21

1. We note that you have increased the size of the resale offering compared to the IPO and removed lock-up provisions applicable to the resale shares, which you previously characterized as "protecting and prioritizing the interests of public shareholders subscribing to the IPO...in order to give public shareholders subscribing to the IPO the opportunity to sell their shares in priority to those of the Resale Shareholders." Revise this risk factor to highlight, if true, that the resale shares will not be subject to any form of lock-up or leak-out restrictions, that the resale offering outsizes the IPO, and

that the resale shareholders may "be willing to accept a lower sales price" because of the discounted value(s) at which they acquired the shares.

Resale Shareholders, page Alt-2

2.   Please enhance your disclosure regarding Dragon Circle to describe the circumstances under which it acquired its resale shares, similar to what is provided with respect to the other resale shareholders. For each resale shareholder, disclose the discounted value at which it received its shares. Additionally, your statement that "[n]either Novel Majestic nor the persons who have control over it has had, within the past three years, any material relationship with the Company..." appears inconsistent with the description at page 98 of services provided to the company by Tran Tieu Cam since 2018. Please revise to provide this background information in the resale prospectus as well.

Exhibit Index, page II-4

3.   Please file a revised legal opinion that reflects the change in the size of the resale offering.

General

4.   Please explain to us why you have elected to increase the size of the resale offering compared to the IPO and remove lock-up restrictions from the resale shares, and address whether meeting Nasdaq initial listing standards is a contributing factor. If so, enhance your risk factor disclosure to acknowledge as much and address the potential impact that this may have on your listing status moving forward. Include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.

Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye